UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.
3/F, Building 8, Zhongguancun Software Park
Haidian District, Beijing 100193
People’s Republic of China
+86 (10) 8282-5266
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N/A

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.
By:	/s/ Sidney Xuande Huang
	Name:	Sidney Xuande Huang
	Title:	Chief Financial Officer

Date: May 13, 2010

EXHIBIT INDEX

Page

Exhibit 99.1 — Press Release	4

Exhibit 99.1
VanceInfo Reports Record Results for the First Quarter 2010
Beijing, May 13, 2010 — VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2010.
First Quarter 2010 Financial and Operating Highlights
•	Net revenues in the first quarter of 2010 increased to $44.3 million, up 47.3 % from $30.1 million in the first quarter of 2009.

•	Operating income in the first quarter of 2010 was $7.1 million, up 64.0% from the first quarter of 2009. Operating margin expanded to 16.0% in the first quarter of 2010, up from 14.4% in the first quarter of 2009.

•	Diluted earnings per share (“EPS”) were $0.15 in the first quarter of 2010, up from $0.10 in the first quarter of 2009. Non-GAAP diluted EPS(1) was $0.18 in the first quarter, up from $0.11(2) in the first quarter of 2009.

•	Employees totaled 9,263, including 8,337 billable professionals, as of March 31, 2010.
“We are pleased to see that VanceInfo began 2010 with another strong quarter,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “While our China business had a normal seasonal effect on our first quarter results, broad based growth drove up our top line and bottom line nicely. Looking ahead, we expect solid momentum in many areas of our business, and we will continue to invest in new opportunities to fuel a long term, sustainable growth.”

[1]	Non-GAAP net income, EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

[2]	Adjustments have been made to non-GAAP measures in prior periods to be consistent with current period presentation.

First Quarter 2010 Financial Results
Due to the seasonal nature of its business, the Company presents financial analysis on a year-over-year basis between the first quarter of 2010 and the first quarter of 2009 as in the following paragraphs.
Net Revenues
Net revenues were $44.3 million in the first quarter of 2010, up 47.3% from $30.1 million in the first quarter of 2009. The increase in net revenues was driven by continued expansion of the Company’s business in all major geographic markets including the U.S., Europe and Greater China (including mainland China, Hong Kong and Taiwan).
Net Revenues by Service Lines
The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of research & development service line and globalization & localization service line. IT Services consist of enterprise solutions, application development & maintenance, and quality assurance & testing service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services and other solutions.
Net revenues from research and development services grew 54.9% compared with the first quarter of 2009 and accounted for 63.6% of the Company’s net revenues. Net revenues from application development & maintenance were up 16.5% from the year-ago quarter, mainly driven by broad based growth from multiple accounts, partially offset by continued weakness in the Japanese business and the decline of the subcontract revenues from a previous top five client.

	Three Months Ended		Three Months Ended
	March 31, 2010		March 31, 2009
	(in thousands, except percentages)
R&D Outsourcing Services
Research & development services	$28,194	63.6%	$18,198	60.5%
Globalization & localization	1,681	3.8%	967	3.2%
IT Services
Enterprise solutions	3,424	7.7%	2,620	8.7%
Application development & maintenance	7,378	16.7%	6,331	21.1%
Quality assurance & testing	2,535	5.7%	1,726	5.7%
Other Solutions & Services	1,111	2.5%	245	0.8%

Total net revenues	$44,323	100.0%	$30,087	100.0%

Net Revenues by Geographic Markets
Based on the location of our clients’ headquarters, Greater China is the Company’s largest geographic market, accounting for $18.7 million or 42.2% of the net revenues in the first quarter of 2010, followed by 36.3% from clients headquartered in the United States, 16.1% in Europe and 4.6% in Japan.
Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, rather than the location of the clients’ headquarters, Greater China accounted for 74.5% of net revenues in the first quarter of 2010, while the United States accounted for 19.6% and Japan accounted for 4.3% in the same period.
Largest Clients
Revenues from the top five clients totaled 58.1% of net revenues in the first quarter of 2010, compared to 58.3% in the first quarter of 2009.

Gross Profit and Gross Margin
Gross profit in the first quarter of 2010 was $16.2 million, an increase of 44.5% from $11.2 million in the first quarter of 2009. Gross margin was 36.6% in the first quarter of 2010, compared to 37.3% in the first quarter of 2009. The year-over-year margin decline reflects the pricing adjustments from certain large U.S. customers since July 2009.
Operating Expenses
Selling, general and administrative expenses totaled $11.1 million in the first quarter of 2010, up 50.8% from $7.4 million a year ago. The current quarter’s expenses include a one-time loss of $1.1 million in leasehold improvements and penalties for early lease termination due to the relocation and consolidation of the Company’s Shanghai facilities into a new office building.
Operating Income and Operating Margin
Operating income in the first quarter of 2010 was $7.1 million, up 64.0% from $4.3 million in the first quarter of 2009. Operating margin expanded to 16.0% in the first quarter of 2010, up from 14.4% in the first quarter of 2009. The margin improvement was partly attributable to a $1.55 million increase in government grants from the prior year level to support the Company’s hiring and training of college educated employees and obtaining certain process improvement certification. Excluding the effect from government subsidies, the Shanghai office relocation and change in fair value of contingent consideration payable for business acquisition, the operating margin increased approximately 122 basis points, primarily attributable to enhanced operating leverage.
Provision for income taxes
The provision for income taxes was $0.7 million in the first quarter of 2010, compared to $0.4 million in the first quarter of 2009. The effective tax rate was 9.2% in the first quarter of 2010, compared to 9.5% in the first quarter of 2009.
Net Income and EPS
Net income in the first quarter of 2010 was $6.6 million, up 70.7% from $3.8 million in the first quarter of 2009. Net margin was 14.8% in the first quarter of 2010, up from 12.8% in the first quarter of 2009. Non-GAAP net income(1) was $7.7 million, up 76.1% from $4.4(2) million a year ago. Non-GAAP net margin(1) expanded to 17.4%, up from 14.6%(2) in the prior year period.
Diluted EPS was $0.15 in the first quarter of 2010, compared with $0.10 in the first quarter of 2009. Non-GAAP diluted EPS(1) was $0.18 in the first quarter of 2010, compared with $0.11(2) in the first quarter of 2009.

Cash and Cash Flow
As of March 31, 2010, VanceInfo had cash and cash equivalents, term deposits and short-term investments totaling $85.6 million. In addition, the Company had $6.9 million in long-term fixed income investments with maturities ranging from 12 to 16 months. Operating cash flow in the first quarter of 2010 was a net inflow of approximately $6.9 million. Capital expenditure totaled $1.4 million in the quarter.
Days sales outstanding (“DSO”) was 112 days (3) for the first quarter of 2010, improved slightly from 113 days in the fourth quarter of 2009.
The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”
Recent Developments
Acquisition of Mobi Team
In March 2010, VanceInfo acquired the business from Beijing Mobitech Software Co. Ltd. (“Mobi”), a China-based mobile software development service provider, with a consideration of $0.3 million. Over 50 professionals of Mobi joined us in connection with the transaction.
Industry Recognition
In the first quarter of 2010, the Company was listed on the 2010 Global Outsourcing 100 list by the International Association of Outsourcing Professionals (IAOP). VanceInfo placed in the Leaders category for the second consecutive year, and was again awarded a top 10 spot on the sub-list ‘Best Leaders — Research & Development Services’. The Company also appeared on the ‘Best 10 Leaders in Revenue Growth’ and ‘Best 10 Leaders in Employee Growth’ sub-lists.
[3]	Calculated by dividing average accounts receivable, net of advance from customers and deferred revenues, by the period’s gross revenues before business tax, and multiplying by 90.

Outlook for the Second Quarter 2010
VanceInfo expects:
•	Second quarter 2010 net revenues to be between $47.5 million and $48.5 million, representing a 37% to 40% increase from the corresponding period in 2009.

•	Second quarter 2010 diluted EPS to be between $0.15 and $0.16 on a GAAP basis, and non-GAAP diluted EPS(1) to be between $0.18 and $0.19, based on 43.3 million total ADS-equivalent average shares outstanding.
For the full year 2010, the Company reaffirms the original guidance announced in February 2010 and will consider an update in the next quarter’s earnings release.
Conference Call
VanceInfo will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Daylight Time (EDT) on Thursday, May 13, 2010 (7:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Dial-in Number: + 1 866.730.5763
- International Dial-in Number: +1 857.350.1587
- Hong Kong Dial-in Number: +852 3002.1672
Passcode: Vance
The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.
A dial-in replay of the conference call will be available until May 20, 2010 at +1 888-286-8010 or +1 617-801-6888, passcode: 36589723
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2008 revenues, according to International Data Corporation.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as technology, telecommunications, financial services, manufacturing, retail, and distribution.
Safe Harbor
This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the Second Quarter 2010” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of May 13, 2010, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.
VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Balance Sheets (Unaudited)
(US dollars in thousands, except share data)

	March 31,	December 31,
	2010	2009
Assets
Current assets
Cash and cash equivalents	$68,016	$64,057
Term deposits	10,000	10,000
Short-term investments-held to maturity securities	7,543	12,122
Accounts receivable	60,107	60,524
Other current assets	6,328	7,499

Total current assets	151,994	154,202
Property and equipment, net	13,833	15,000
Long-term investments-held to maturity securities	6,894	—
Other long-term investment	1,422	930
Goodwill and other intangible assets	32,290	32,522
Other long-term assets	2,901	2,537

Total assets	$209,334	$205,191

Liabilities and shareholders’ equity
Current liabilities	$36,075	$32,659
Other liabilities	2,891	9,970

Total liabilities	38,966	42,629
Shareholders’ equity (a)	170,368	162,562

Total liabilities and shareholders’ equity	$209,334	$205,191

Note:

(a)	As of March 31, 2010, there were 39,860,320 ordinary shares issued and outstanding.

VANCEINFO TECHNOLOGIES INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US dollars in thousands, except per share data)

	Three months ended March 31,
	2010	2009

Net revenues	$44,323	$30,087
Cost of revenues (a)	(28,084)	(18,852)

Gross profit	16,239	11,235

Selling, general and administrative expenses (a)	(11,140)	(7,386)
Change in fair value of contingent consideration payable for business acquisition	(78)	—
Other operating income	2,062	471

Income from operations	7,083	4,320

Interest income	185	147
Interest expenses	—	(20)
Exchange differences	(91)	(198)

Income before income taxes and earnings in equity method investment	7,177	4,249
Provision for income taxes	(660)	(405)

Income before earnings in equity method investment	6,517	3,844
Earnings in equity method investment	48	1

Net income	$6,565	$3,845

Earnings per share
Basic — ordinary shares	$0.17	$0.10
Diluted — ordinary shares	0.15	0.10

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	39,437	37,670
Diluted — ordinary shares	42,909	40,106

Notes:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $1,775 and $1,204 for the three months ended March 31, 2010 and 2009, respectively. In addition, a one-time loss of $1,081 in leasehold improvements and penalties for early lease termination was included in selling, general and administrative expenses for the three months ended March 31, 2010.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data and percentages)

	Three Months Ended March 31, 2010				Three Months Ended March 31, 2009
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Net income	$6,565	$1,154	(a)	$7,719	$3,845	$539	(b)	$4,384
Net margin	14.8%	2.6	%(a)	17.4%	12.8%	1.8	%(b)	14.6%
Diluted EPS	$0.15	$0.03	(c)	$0.18	$0.10	$0.01	(c)	$0.11

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $491, change in fair value of contingent consideration payable for business acquisition of $78 and share-based compensation of $585 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $206 and share- based compensation of $333 from the unaudited condensed consolidated statements of operations.

(c)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.
Reconciliations of Forward-Looking Guidance for
Non-GAAP Financial Measures to Comparable GAAP Measures
(US dollars in thousands, except per share data)
(Unaudited)

Three Months Ending June 30, 2010
	GAAP				Non-GAAP
	Range of Estimate				Range of Estimate
	From	To	Adjustments		From	To
Diluted EPS (a)	$0.15	$0.16	$0.03	(b)	$0.18	$0.19

Notes:

(a)	Based on 43.3 million total ADS-equivalent average shares outstanding for the second quarter 2010.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense, change in fair value of contingent consideration payable for business acquisition and share-based compensation expenses of approximately $1.2 million for the second quarter 2010.

For further information, please contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com